Exhibit 10.1
May 9, 2009
Mr. Daniel L. Peters
6 Whitesell Lane
Newtown, PA 18940
Dear Dan:
On behalf of the Board of Directors (the “Board”) of Molecular Insight Pharmaceuticals, Inc. (the “Company”), we are pleased to offer to you the position of Chief Executive Officer (“CEO”) of the Company reporting to the Board. Effective upon your acceptance of this offer, you will also be elected to serve as a member of the Board. The following sets out the terms that will govern your employment relationship with the Company.
During your employment, you will devote your full business efforts and time to the Company, and will not engage in any other business activities except the continuation of your position as Board Chair of Phadia AB. You will perform your duties and responsibilities based in the Company’s headquarters in Cambridge, Massachusetts.
Salary: Your employment with the Company will be for no specified period of time and will be on an at-will basis. Your base salary will be $20,833.34 for each semi-monthly pay period, which is equivalent to $500,000 per year, payable in accordance with Company’s normal payroll policies and subject to legally required and authorized deductions and withholdings. The Compensation Committee of the Board (the “Committee”) will review your compensation package annually.
Bonus: You will also be eligible to receive an annual fiscal year incentive bonus each year with a target annual amount equal to 50% of your base salary on a per annum basis. The annual bonus payment, if any, will be subject to the approval of the Compensation Committee and will be based upon your meeting or exceeding performance objectives set by the Board from time to time. The applicable performance objectives for your fiscal year 2009 bonus will be established by the Board within the first 60 days of employment. Your bonus for 2009, if any, will reflect the fact that you were not employed for the full fiscal year. Any bonus awarded to you will be payable after conclusion of the applicable calendar year (typically in February or March) and in a manner consistent with the Company’s payment of bonuses to executives generally and will be subject to legally required and authorized deductions and withholdings.
Benefits: You will be entitled to participate in the insurance and other benefit plans that are offered by the Company to its employees generally, subject to the terms of the plans. Currently, the Company offers health and dental insurance, short and long term disability insurance, life insurance and a 401(k) plan. Details about the existing benefit plans are
Molecular Insight Pharmaceuticals, Inc. • 160 Second Street • Cambridge, MA 02142
Tel: 617.492.5554 • Fax: 617.492.5664 • www.molecularinsight.com available for your review, but you should note that these plans may change over time at the sole discretion of the Company. You will also be entitled to four weeks of vacation per year, subject to the Company’s normal policies, and coverage under the Company’s existing D&O insurance policy.
Equity: You will be granted non-statutory stock options pursuant to the Company’s Amended and Restated 2006 Equity Incentive Plan (as amended, the “Option Plan”) to purchase up to 500,000 shares of the Company’s Common Stock, which options will vest at the rate of 25% a year over four years. The exercise price for these options will be equal to the fair market value per share as determined by the Company’s Compensation Committee pursuant to the Option Plan, with such options to be subject further to the terms and conditions of the Option Plan and a separate option agreement.
In addition to the foregoing and subject to approval by the Compensation Committee, you will be granted non-statutory stock options to purchase up to 125,000 shares of the Company’s Common Stock, which options will vest based upon your achievement of certain milestones to be determined by the Company’s Compensation Committee. The milestones will be based on value creating events, will reflect clear, measurable goals based on performance and, upon successful completion of each milestone, a portion of these options will vest immediately. Additionally, these options will reflect an exercise price equal to the fair market value per share as determined by the Company’s Compensation Committee pursuant to the Option Plan, but will be options granted outside of the Option Plan. The Compensation Committee will, in consultation with you, develop the appropriate milestones after you commence your employment with the Company, with the intention of granting these performance-based options at the next regularly scheduled quarterly meeting of the Compensation Committee.
Your options will be subject to acceleration of vesting upon a Change of Control (as defined in the Option Plan) and will be exercisable until the earlier of the first anniversary date of such Change of Control or the expiration date of such options.
Expenses: The Company will reimburse you for normal business expenses incurred by you in accordance with the Company’s customary policies. Additionally, the Company will reimburse you for the state income tax differential (currently 3.07% versus 5.3%) that you incur by reason of becoming a Massachusetts resident of approximately $60,000 in 2009, approximately $20,000 in 2010 and approximately $30,000 in 2011 within 60 days after you deliver to the Company such written documentation reasonably requested by the Company demonstrating that you incurred such tax liability. This tax reimbursement is for the 2009, 2010 and 2011 tax years only.
Severance Benefits: Your employment with the Company will be on an “at will” basis. You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate
Molecular Insight Pharmaceuticals, Inc. • 160 Second Street • Cambridge, MA 02142
Tel: 617.492.5554 • Fax: 617.492.5664 • www.molecularinsight.com your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in writing signed by an authorized Company officer. Notwithstanding your at-will employment relationship with the Company, if the Company terminates your employment without “cause” at any time prior to a Change of Control, then upon your furnishing to the Company an executed Separation Agreement and Release in substantially the form attached hereto as Exhibit A, you shall be entitled to receive a severance package of 12 months of base salary, payable in regular periodic payments in accordance with Company’s normal payroll practices and subject to standard deductions and withholdings, and the continuation of health insurance benefits for such 12 month period in a manner consistent with COBRA (with the premium cost shared in the same proportion by you and the Company as exists as of your termination). If you are terminated without cause, all options that have not vested, but are due to vest in the then-current year, will automatically vest upon the date of termination. Additionally, if you have delivered an executed Separation Agreement and Release and are otherwise entitled to receive the severance benefits set forth above, the Compensation Committee will review the bonus criteria applicable to you for the fiscal year in which your employment terminated and make a good faith determination of whether or not any of the bonus objectives were met by you prior to termination and may award a bonus based upon such achievements, if any. If upon termination you are entitled to the foregoing severance benefits and you are a “specified employee” of the Company (within the meaning of Section 409A of the Internal Revenue Code and the related regulations), and if the severance payments would be subject to excise tax under Section 409A because such payments are made within the 6-month period commencing with your effective date of termination, then the severance payments shall be delayed for 6 months following such termination. If you resign your employment or the Company terminates your employment for “cause”, all compensation and benefits will cease immediately and you will only receive your base salary and accrued but unused vacation earned through the date of your termination. If you resign your employment and propose to become an employee, consultant or board member (“Relationship”) of any business (“Business”) that may fall within the non-competition covenants (Section 2(a)(ii)) of the Change of Control Agreement referenced below, the Company will use all reasonable efforts to identify whether such Relationship or such Business would in fact constitute direct competition within the scope of the applicable covenants.
As CEO, you will also receive a Change of Control Agreement in substantially the form attached hereto as Exhibit B to provide severance benefits to you in connection with a Change of Control by the Company. This Change of Control Agreement includes certain non-competition obligations in favor of the Company and the execution of this Change of Control Agreement is a condition to your employment.
For purposes of your severance benefits, “Change of Control” is defined in the Change of Control Agreement and “Cause” shall mean a vote of the Board of Directors of the
Molecular Insight Pharmaceuticals, Inc. • 160 Second Street • Cambridge, MA 02142
Tel: 617.492.5554 • Fax: 617.492.5664 • www.molecularinsight.com

Company resolving that you should be dismissed as a result of (i) the commission of any act constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by the Board, would materially adversely affect the business or the reputation of the Company with its customers, suppliers, lenders and/or other third parties with whom the Company does business; (iii) the repeated failure to follow the written directives of the Board, which failure has not been corrected within 30 days after written notice from the Board, or (iv) any material violation of the Company’s written policies, or willful and deliberate non-performance of duty in connection with the business affairs of the Company, after written warning of such violation from the Board and failure to remedy the same within 30 days after such notice.
As a Company employee, you will be expected to abide by all of the Company’s rules and regulations. Like all Company employees, you will be required, as a condition of employment, to sign the Company’s Confidentiality Agreement in the form attached hereto as Exhibit C.
In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You agree that you will not bring onto Company premises any unpublished documents or property belongings to any former employer or other person to whom you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.
The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written, and cannot be modified or amended except in writing by an authorized officer of the Company. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. The Company also reserves the right to conduct background investigations and/or reference checks on all potential employees. Your job offer, therefore, is contingent upon a clearance of such background investigation and/or reference check to the Company’s satisfaction.
Molecular Insight Pharmaceuticals, Inc. • 160 Second Street • Cambridge, MA 02142
Tel: 617.492.5554 • Fax: 617.492.5664 • www.molecularinsight.com

Please sign and date this letter, and return it to me by Tuesday, May 12, 2009, if you wish to accept employment with the Company under the terms described above. If you accept our offer, we would like you to start on or before May 26, 2009.
Dan, we are very enthusiastic about the prospect of you leading the Company to its next level of success and we look forward to your favorable reply.

Best Regards,
/s/ Anthony Martin
Anthony Martin,
Chairman of the Board of Directors of Molecular Insight Pharmaceuticals, Inc.

Accepted:
/s/ Daniel L. Peters
Daniel L. Peters
Dated: 5/12/09

Molecular Insight Pharmaceuticals, Inc. • 160 Second Street • Cambridge, MA 02142
Tel: 617.492.5554 • Fax: 617.492.5664 • www.molecularinsight.com